HATELEY & HAMPTON
ATTORNEYS & COUNSELORS AT LAW

201 SANTA MONICA BOULEVARD
SUITE 300
SANTA MONICA, CALIFORNIA 90401-2224
TELEPHONE   (310) 576-4758
FACSIMILE   (310) 388-5899
EMAIL: dhateley@hateleyhampton.com

May 10, 2011

Ms. Sonia Bednarowski
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, DC 20549

Re:         Thunderclap Entertainment, Inc.
Response to Comment letter dated March 28, 2011
Registration Statement on Form S-1
File No. 333-172658
Filed: March 7, 2011

Dear Ms. Bednarowski:

Enclosed is the Pre-Effective Amendment One to the above Registration Statement. The changes are made in response to the initial Registration Statement and to make appropriate updates. The paragraph numbers below correspond to the numbered comments in your comment letter dated March 28, 2011.

Outside Front Cover Page of Prospectus

1.	Corrected to fit on 1 page.

2.	Added: “There is no guarantee that the shares will ever be quoted on the OTC Bulletin Board or an exchange.”

3.	Page 9: Reconciled page 9 to conform to the cover page, which states, “We may, at our discretion, extend the offering for an additional 180 days.”

Prospectus Summary, page 7

4.	Page 7: Added: “Since we have nominal assets and no revenue we may be considered a “shell company” and will be subject to more stringent reporting requirements. See “Risk Factors.”

LAW OFFICES OF
HATELEY & HAMPTON
Ms. Sonia Bednarowski
May 10, 2011

5.	Page 7: Added: “As of the date of our most recent audit we had $16,342 in total assets.”

6.
Page 7: Added: “Presently, our monthly burn rate is approximately $500 per month, which consists of miscellaneous office expenses. We believe that our present capital is sufficient to cover our monthly burn rate for the next 12 months. We believe that we will require approximately $10,000 to $100,000 in either cash or our common stock to accomplish the goals set out in our plan of operation. We intend to use our common stock to accomplish these goals in order to conserve our cash. We will not receive any proceeds from the sale of the shares in this offering. See “Use of Proceeds.”

7.	Page 8 and Page 12: Added: “Private placements of our common stock may involve substantial dilution to our existing shareholders.”

Page 8: Added: “A treatment is a written sketch outlining the plot, characters, and action for a screenplay but not including certain elements of a finished screenplay, such as camera directions and dialogue.”

8.	Page 7 and Page 37: Changed to state, “We have not yet begun any entertainment projects.”

9.	Page 9: Added: “The aggregate market value of our common stock based on the offering price of $0.20 per share is $3,297,000. Our stockholders’ equity as of our most recent audit is $14,847.”

10.           Page 8: Added: “We believe that...”

Risk Factors, page 11

11.           Page 12: Added the risk factor:

“General domestic and international economic conditions could have a material adverse effect on our operating results and common stock price and our ability to obtain additional financing.

LAW OFFICES OF
HATELEY & HAMPTON
Ms. Sonia Bednarowski
May 10, 2011

As a result of the current economic downturn and macro-economic challenges currently affecting the economy of the United States and other parts of the world, some of the films or projects that we may desire to produce could suffer delays or postponement until the economy strengthens, which could in turn effect our ability to obtain additional financing or film financing. We anticipate our revenues to be derived from the sale of our film projects, which could be suffer if distributors and/or film companies are suffering from the economic downturn. During weak economic conditions, we may not experience any growth if we are unable to obtain financing for our film projects. If the domestic and/or international economy were to continue to weaken, the demand for any film projects we may desire to produce could decline, which could have a material adverse effect on our operating results and stock price.

Key management personnel may leave us, which could adversely affect our ability, page 12

12.           Page 12: Deleted the sentence in accordance with your comment.

Competition in the entertainment industry is strong. If we cannot successfully compete, page 14

13.           Page 14: Deleted the words “similar to us”

We will rely upon consultants for web-development and the consultant may not, page 16

14.           Page 16: Reconciled to state that we will proceed with the website development by adding: “…in the next 45-60 days” and striking the remainder of the sentence, which stated, “we have no intention to do so.”

Participation is subject to risks of investing in micro capitalization companies, page 17

15.	Page 17: Deleted the words “certain micro capitalization companies have significant potential for growth.Ó

Selling Security Holders, page 22

LAW OFFICES OF
HATELEY & HAMPTON
Ms. Sonia Bednarowski
May 10, 2011

16.	Page 23: Deleted the security holders that are not selling shares and removed the words “except for our officers, directors and foundersÓ along with their names and titles.

17.	Page 24: Deleted “To our knowledge…” and the rest of the sentence up the word “none,” which is now the beginning of the sentence.

Plan of Distribution, page 25

18.
Page 29: Added: “Nonetheless, even if we do not file a Form 8-A with the SEC, as of the effective date of our registration statement, we will become subject to certain Exchange Act obligations and will be required to file periodic reports (i.e., annual, quarterly and special reports) with the SEC at least through the end of the fiscal year in which our registration statement becomes effective.”

Also clarified first sentence of the paragraph by adding: “…our registration statement, of which….”

19.	Page 23 and Page 25: Added: “Each of the Selling Shareholders, including Mark Salter, may be deemed to be an underwriter in this offering.”

20.
Page 23 and Page 25: Clarified that Salter is an underwriter by adding “…who is an underwriter,” and added “Each of the Selling Security Holders, including Mark Salter who is an underwriter, may be deemed to be an underwriter in this offering.”

Business, page 36

21.	Page 36: Corrected $135,8154 to $135,154.

23.	Page 38: Added: “We intend to assemble a film package, which we define as a script, budget, a business plan that outlines a plan for producing the film and identifies a producer.”

LAW OFFICES OF
HATELEY & HAMPTON
Ms. Sonia Bednarowski
May 10, 2011

Research and Development, page 41

Page 41: Deleted “…a minimal amount” and added “any.”

Directors, Executive Officers, Promoters and Control Persons, page 42

24.
Page 42: While we believe Mr. Blum’s background, as disclosed, is adequate, we added: ÒIn his capacity as production counsel, Mr. Blum participated in various aspects of film production including, but not limited to, negotiating talent agreements, distribution agreements, production and financing agreements, script review and development and preparing the documentation for delivery of completed films.”

We also corrected the date that Mr. Blum began his service on September 15, 2009.

25.           Page 43: Revised to state Òwe have two officers and only one directorÉ.Ó

26.
Page 43 and Page 46: Added the disclosure from page 14 here and in Certain Relationships and Related Transactions as follows: ÒIn the course of other business activities, they may become aware of business opportunities that may be appropriate for presentation to us, as well as the other entities with which they are affiliated. As such, there may be conflicts of interest in determining to which entity a particular business opportunity should be presented.

In an effort to resolve such potential conflicts of interest, our officers and sole director have agreed that any opportunities that they are aware of independently or directly through their association with us (as opposed to disclosure to them of such business opportunities by management or consultants associated with other entities) would be presented by them solely to us.

We cannot provide assurances that our efforts to eliminate the potential impact of conflicts of interest will be effective.Ó

LAW OFFICES OF
HATELEY & HAMPTON
Ms. Sonia Bednarowski
May 10, 2011

Grants of Plan-Based Awards Table, page 45

27.           Page 45: Added: ÒWe currently do not have any equity compensation plans. Therefore, noneÉ.Ó

Deleted ÒWe have no activity with respect to these awards.Ó

Page 46: Also conformed under Outstanding Equity Awards at Fiscal Year-End Table by adding ÒNone. We do not have any equity award compensation plans.Ó Deleted the remainder of the paragraph.

Certain Relationships and Related Transactions, page 46

28.	Page 46: Added: “The approximate dollar value of Mr. Hateley’s use of the space is $300 per month.”

Undertakings, page F-16

SEC Comment:

29.
Page F-16: Added: “5. If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.”

LAW OFFICES OF
HATELEY & HAMPTON
Ms. Sonia Bednarowski
May 10, 2011

Exhibit 5.1

30.           Exhibit 5.1: Revised. Changed “we” to “I” and “have” to “has.”

We believe the foregoing changes have adequately addressed the SEC’s comments. If you have any question or require anything further, please feel free to call me at 310-576-4758.

Sincerely yours,

HATELEY & HAMPTON,

Donald P. Hateley, Esq., CPA

cc:           Gary L. Blum, Chairman
Michael F. Matondi, III, President